August 20, 2014

Confidential

Mara Ransom, Assistant Director

Robert Babula, Staff Accountant

Jennifer Thompson, Accounting Branch Chief

Dean Brazier, Staff Attorney

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	MOL Global, Inc. (CIK No. 0001604929) Registration Statement on Form F-1 (Registration No.: 333-197401) Response to Staff’s Comments dated August 8, 2014

Dear Ms. Ransom:

On behalf of our client, MOL Global, Inc., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated August 8, 2014. Concurrently with the submission of this letter, the Company is filing amendment No. 1 to its registration statement on Form F-1 (the “Amended Registration Statement”) and the related exhibits via EDGAR to the Commission.

The Company respectfully advises the Staff that it plans to file another amendment to the registration statement on Form F-1 containing the preliminary prospectus with the estimated offering size and price range on or around September 3, 2014 and commence the road show for the proposed offering immediately thereafter. The Company would appreciate the Staff’s timely assistance and support to the Company in meeting the proposed timetable for the offering.

Securities and Exchange Commission

August 20, 2014

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Responses to the Staff’s Comments on August 8, 2014

Set forth below are the Company’s responses to the comments contained in the letter dated August 8, 2014 from the Staff. The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Amended Registration Statement where the language addressing a particular comment appears.

Capitalized terms used but not otherwise defined herein have the meanings set forth in the Amended Registration Statement.

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Prospectus Summary, page 1

Corporate History and Structure, page 4

Corporation Structure, page 5

1.	We note that the organizational chart on pages 5 and 62 contains the new footnote regarding direct voting interests for Sept 3 Technology Sdn. Bhd. (Malaysia). However, the chart on pages 6 and 63 does not contain the footnote. Please revise to include the appropriate footnote or confirm that your direct voting interest in this subsidiary will match your beneficial ownership upon completion of this offering.

In response to the Staff’s comment, the Company has revised the disclosure on pages 7, and 62 of the Amended Registration Statement.

Risk Factors, page 15

Risks Related to Our Business, page 15

2.	We note your inclusion of the risk factor on page 16, which discusses the statements made by your major shareholder to a reporter that were later published. Please tell us how the interview and publication of statements made in the interview are consistent with your obligations under the federal securities laws and rules relating to communications in connection with an offering of securities.

Securities and Exchange Commission

August 20, 2014

The Company respectfully advises the Staff that (i) the statements were not made by or on behalf of the Company, as they were made by the Company’s major shareholder without the knowledge, authorization or approval of the Company or its directors or officers, (ii) the Company has been informed that the statements by the major shareholder were made in an interview on matters unrelated to the Company and its IPO that took place in Malaysia with a journalist for a Malaysian publication where only the major shareholder and the journalist (and the journalist’s assistant) were present and (iii) the major shareholder informed the Company that the comments made to the journalist regarding the Company were not intended for publication in the newspaper.

Further, given that the statements by the major shareholder were made to a journalist for a Malaysian publication in a “one-on-one” meeting outside of the United States in Malaysia in a manner where the communication was not directed into the United States nor intended to circumvent publicity restrictions under the U.S. securities laws, the Company respectfully submits that the communication is not an “offer” for purposes of Section 5 of the Securities Act. The Company’s proposed offering will not be conducted solely in the United States as the securities will also be offered outside the United States, including in Malaysia by lodging the prospectus with the Securities Commission of Malaysia and complying with other applicable Malaysian law requirements. The Company believes that Rule 135e, which provides a conditional safe harbor, including for selling stockholders or representatives of an issuer, from the term “offer” under Section 5 of the Securities Act for offshore press conferences, meetings and press releases is applicable in this situation. The Company also points out that statements made in the interview in question were published on June 23, 2014, a period of almost 70 days prior to the Company’s planned commencement of the roadshow for the offering of securities.

Notwithstanding the foregoing, the Company has taken steps to ensure that investors understand that the Company does not endorse or agree with the statements made, and should not rely on such statements, by including prominent disclosure in the Risk Factors section of the Registration Statement.

The Company, therefore, respectfully submits that the interview and publication of the statements made in the interview are consistent with its obligations under the federal securities laws and rules relating to communications in connection with an offering of securities.

Securities and Exchange Commission

August 20, 2014

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 68

Selected Statements of Operations Items, page 75

3.	We have read your response to comment 2 of our letter dated July 3, 2014. Notwithstanding your disclosure on page 132, please disclose here within your discussion of revenue that the average duration of the Company’s MOLPoints revenue sharing arrangements is one year. We believe that summarizing the terms of your revenue sharing agreements in a single location within your filing will assist your investors to understand these contracts more easily.

In response to the Staff’s comment the Company has revised the disclosure on page 131 of the Amended Registration Statement.

Description of American Depositary Shares, page 186

Pre-release of ADSs, page 191

4.	Please make clear the limit you have set for the amount of ADSs that may be outstanding at any time. Please also make clear how or why the depositary may disregard the limit you have set for the amount of ADSs that may be outstanding at any time. Include a related risk factor as necessary.

In response to the Staff’s comment the Company has revised the disclosure on page 191 of the Amended Registration Statement to state that the depositary may conduct pre-releases unless requested by the Company in writing to cease doing so; that the number of ADSs that may be outstanding at any time as a result of pre-release will not normally exceed 30% of the total number of ordinary shares deposited under the deposit agreement although the depositary may disregard the limit from time to time if it thinks it is appropriate to do so; and that the depositary has full discretion on how and to what extent it may disregard the limit for the amount of ADSs that may be outstanding at any time as a result of the pre-release. The Company respectfully advises the Staff that pages 190 and 191 of the Amended Registration Statement state (summarizing similar language in the deposit agreement) that “The depositary may pre-release ADSs only under the following conditions: (1) before or at the time of the pre-release, the person to whom the pre-release is being made represents to the depositary in writing that it or its customer owns the shares or ADSs to be deposited; (2) the pre-release is fully collateralized with cash or other collateral that the depositary considers appropriate; and (3) the depositary must be able to close out the pre-release on not more than five business days’ notice.” Furthermore, customary cautionary language regarding the possible tax effect of pre-release is included in the “Taxation—United States federal income tax considerations—General” section on page 194 of the Amended Registration Statement. Therefore, the Company does not believe that additional risk factors are needed in connection with the depositary’s discretion in connection with pre-releases.

Securities and Exchange Commission

August 20, 2014

Financial Statements of MOL Global, Inc. for the Year Ended December 31, 2013, page F-2 3.8 Revenue Recognition, page F-17

5.	We note your response to comment 7 of our letter dated July 3, 2014 concerning MMOG.asia. We understand that the games hosted on this portal accept MOLPoints or MCoins to purchase game credits, which are then used to purchase in-game virtual goods. We assume that the games hosted on MMOG.asia do not accept any other form of payment for in-game virtual goods. We also assume that you generate revenue from selling the necessary MOLPoints or MCoins, as opposed to directly selling virtual goods, since you do not create or take ownership of any virtual goods. Please confirm our assumptions, or if our assumptions are incorrect, please explain to us in more detail how you generate revenue from your MMOG.asia business. If our assumptions are correct, please explain to us in more detail why you have presented separate revenue recognition policies for your MMOG.asia business, since it appears it would have the same revenue recognition policies as are currently presented under the heading “MOLPoints.” If there are ways in which your revenue recognition policies for MOLPoints or MCoins utilized on your MMOG.asia gaming portal differ from your revenue recognition policies for MOLPoints utilized on other websites, please explain this to us in detail. Please consider whether revisions to your disclosures here and in the description of your business may clarify these matters to your investors.

The Company respectfully clarifies to the Staff that MMOG.asia earns revenue from (a) game players’ utilization of virtual goods in games that MMOG.asia jointly operates with game developers; and (b) commencing from 2014, advertising and marketing on the MMOG.asia games portal, which has historically not been material.

With respect to revenue earned from game players’ utilization of virtual goods, the games hosted on MMOG.asia do not accept any other form of payment for in-game virtual goods other than MCoins. MCoins can be purchased using MOLPoints or cash. In response to the Staff’s comments, the Company has revised the disclosure on page 137 of the Amended Registration Statement.

Securities and Exchange Commission

August 20, 2014

The Company respectfully refers to details of MMOG.asia’s revenue earning process, which are included in the Company’s response dated July 14, 2014 to comment 7 of the Staff’s comment letter dated July 3, 2014. In summary, the Company enters into joint operation agreements with game developers, to license online games from game developers and the Company hosts the online games on its online gaming portal, MMOG.asia. MMOG.asia does not create or take ownership of any virtual goods but earns revenue from game players’ utilization of virtual goods in games that MMOG.asia jointly operates with game developers. MMOG.asia provides game players free access to its online games. Game players can choose to purchase in-game virtual goods to enhance their gaming experience. Under the joint operation agreements between MMOG.asia and game developers, MMOG.asia and the game developers have the responsibilities set forth in detail in the Company’s response dated July 14, 2014 to comment 7 of the Staff’s comment letter dated July 3, 2014.

As all games hosted on MMOG.asia are free, MMOG.asia has only one revenue stream, namely the sale of in-game virtual goods to game players through the exchange of MCoins. The Company first collects the cash received from the sales of MCoins to game players but defers such revenue. Having purchased MCoins, game players can exchange their MCoins for in-game virtual goods based on pre-specified game-specific exchange prices. Upon such exchange, the Company recognizes the related revenues of the virtual goods over the estimated consumption periods of such goods. The Company respectfully refers the Staff to the Company’s response dated June 4, 2014 to comment 43 of the Staff’s letter dated May 16, 2014, for details of the Company’s method to estimate the consumption periods. The total amount of revenue earned by the Company is only the portion of the prices of the virtual goods that relates to the services provided by the Company, excluding royalty fees payable to the gamer developers. The Company remits the rest of the sale amount of the virtual goods to game developers as royalty fees at the end of each month. Therefore, even though the Company does not create or take ownership of any virtual goods, pursuant to the Company’s joint operations arrangements with the game developers and the services provided by the Company under such arrangements the Company is entitled to generate revenue from game players’ consumption of in-game virtual goods on the Company’s MMOG.asia online gaming portal.

The Company respectfully clarifies to the Staff that its revenue recognition policies for MOLPoints utilized on other websites differ from the Company’s revenue recognition for MCoins. Revenue pertaining to MOLPoints is recognized upon redemption of goods by end-users, while revenue arising from the exchange of in-game virtual goods with MCoins is deferred over the estimated consumption periods of the virtual goods, as explained above. The sale of MCoins as a standalone transaction does not generate any transaction fee or distribution revenue for the Company.

Securities and Exchange Commission

August 20, 2014

In response to the Staff’s comments, the Company has amended the revenue recognition policy of MMOG.asia accordingly on page F-18 and F-94 of the Amended Registration Statement.

12. Income Tax Expense, page F-35

6.	We have read your response to comment 8 of our letter dated July 3, 2014. Please explain to us in further detail why the amount of these non-deductible expenses changed between the provisional tax recorded in your 2012 financial statements and the subsequent filing of your tax return with your tax authority. Please also confirm our assumption, if true, that notwithstanding your use of the word “error” in your response, you concluded this was a change in estimate as opposed to a correction of an error. If our assumption is correct, please explain in more detail how you reached the conclusion that this was a change in estimate.

The Company respectfully confirms the Staff’s assumption that it concluded this was a change in estimate as opposed to a correction of an error.

The Company respectfully clarifies that the overprovision in respect of 2012 amounting to MYR541,686 recorded in 2013 was mainly related to new development costs incurred at MOL AccessPortal, which are considered deductible for tax purposes upon fulfillment of conditions by MOL AccessPortal. These conditions are that the costs incurred must be wholly and exclusively attributable to the company’s income, incurred locally and must not be capital in nature. The conditions in respect of the deductibility of such items are complex and required further assessment from the tax agent. This assessment was not available at the time of the calculation of tax provisions, which was reflected in the statutory financial statements for the year ended December 31, 2012 filed with local regulators. Such assessment of whether the development costs are deductible was only subsequently made available to the Company after the Company’s tax agent had completed the assessment, which confirmed the deductibility of the expenses during the finalization of the tax calculation. MOL AccessPortal’s annual financial statements are finalized before the end of the first quarter of the following year, while income tax returns for submission to the tax authority are finalized later, within seven months after year end.

Securities and Exchange Commission

August 20, 2014

The abovementioned overprovision was accounted for by the Company as a change in management estimate under IAS 8, paragraph 5 which states that “A change in accounting estimate is an adjustment of the carrying amount of an asset or a liability, or the amount of the periodic consumption of an asset, that results from the assessment of the present status of, and expected future benefits and obligations associated with, assets and liabilities. Changes in accounting estimates result from new information or new developments and, accordingly, are not corrections of errors”. The cause of the difference noted above was that new information was made available to the Company upon finalization of income tax return and after the filing of its statutory financial statements of the year ended December 31, 2012. Therefore, based on the above guidance, the Company concluded that such adjustment is a change of accounting estimate. In addition, the Company also respectfully advises the Staff that such adjustment is not material to the financial statements of both relevant periods.

Financial Statements of MOL Global, Inc. for the Period Ended March 31, 2014, page F-113

Unaudited Condensed Interim Consolidated Statements of Changes in Equity, page F-117

7.	We note your response to comment 10 of our letter dated July 3, 2014 and the related justification for not presenting a non-controlling interest. It appears that IFRS would require that a non-controlling interest be reflected in your financial statements from the date the non-controlling interest arose through the date of the elimination of the non-controlling interest in May 2014. Refer to paragraphs 22-24 of IFRS 10. Please advise us further how your financial statements are in compliance with the stated literature or whether there are any analogous situations that you could cite that would justify your presentation. Please also advise what consideration was given to 1) complying with IFRS 10 in the basic financial statements and providing disclosure quantifying the alternative or 2) utilizing your current presentation with disclosure quantifying the application of the technical requirements of IFRS and the reason(s) why a non-controlling interest is not reflected in the basic financial statements.

The Company respectfully advises the Staff that the Company originally presented the sale of a 15% equity interest in MOL AccessPortal to Royal Highness Sultan Ibrahim in February 2014, and the subsequent exchange for a 15% equity interest (8,834,598 ordinary shares) in the Company on May 8, 2014, as part of an overall reorganization using merger accounting in the unaudited condensed interim consolidated financial statements for the three months ended March 31, 2014. Upon further consideration of the Staff’s comment, the Company has concluded that it is more appropriate to present such transactions as a disposal and subsequent acquisition of non-controlling interest as changes in non-controlling interest in accordance with paragraphs 22-24 of IFRS 10. As a result, the Company has adjusted the unaudited condensed interim consolidated financial statements for the six-month period ended June 30, 2014 accordingly and amended the basis of preparation on page F-120 and F-121 of the Amended Registration Statement.

Securities and Exchange Commission

August 20, 2014

Unaudited Pro Forma Condensed Consolidated Financial Information, page P-1

8.	We note your response to comment 12 of our letter dated July 3, 2014. Please describe to us in more detail the “indirect” 37.73% interest in MOL Thailand that you acquired from Sweet River International Limited and Cloverleaf Valley Investments Ltd. With regard to the chart contained in your response that shows the revised structure of MOL Thailand after your 37.73% acquisition, tell us whether your additional 37.73% interest is contained in the box labeled “individual Thai shareholders,” and explain this in detail. If you have voting agreements or similar arrangements with individual Thai shareholders, explain this in detail. Also, explain to us in detail how you are exposed to variable returns related to this additional 37.73% interest.

The Company respectfully advises the Staff that the Company increased its effective interest in MOL Thailand through the acquisition of a 49% interest in each of MOL Group (Thailand) Co., Ltd. (“MOL Group”) and MOL Holdings (Thailand) Co., Ltd. (“MOL Holdings”) by MOL AccessPortal and MOL Online (“Thai Acquisition”). As a result of the Company’s 49% interest in each of MOL Group and MOL Holdings, the Company has an additional indirect 37.73% interest in MOL Thailand.

The 37.73% indirect interest does not form part of the interest held by the individual Thai shareholders, as shown in the chart. As part of the Thai Acquisition, certain voting and other arrangements relating to the affairs of MOL Holdings were agreed with the individual Thai shareholders and documented in a shareholders’ agreement and the Articles of Association of MOL Holdings. The salient provisions were included in the Company’s response dated July 14, 2014 to comment 12 of the Staff’s comment letter dated July 3, 2014.

Securities and Exchange Commission

August 20, 2014

The purchase of the 37.73% indirect interest resulted in the increase in the Company’s effective interest and such equity interest also exposed the Company to additional variable returns in MOL Thailand. However, such increase did not have any impact on the Company’s control over MOL Thailand as the Company has concluded that it controlled MOL Thailand prior to its acquisition of the additional 37.73% interest based on the considerations set forth in the Company response dated July 14, 2014 to comment 12 of the Staff’s comment letter dated July 3, 2014.

Exhibit 5.1. Opinion of Maples and Calder regarding the validity of the ordinary shares being registered and certain Cayman Islands tax matters

9.	Please have counsel delete the qualification referencing the register of members in paragraph 3.3 since the registration statement includes adequate disclosure of its significance on page 180.

The Company respectfully advises the Staff that paragraph 3.3 of the opinion of Maples and Calder forms part of the opinion letter of Maples and Calder which was issued on July 14, 2014. Maples and Calder has advised the Company that this paragraph is Maples and Calder’s standard wording for this opinion and that opinions of Maples and Calder including this standard language have been filed with registration statements of various issuers in the past without comment from the Staff. Maples and Calder has further advised the Company that the purpose of the opinion statement is to highlight that the Company has properly authorized the allotment and issue of the Shares (as defined in the opinion letter). However, Maples and Calder does not opine on the fact that the issuance and allotment has actually occurred. Maples and Calder advises that the Shares will be legally issued and allotted, full paid and non-assessable when the Shares have been allotted and issued and paid for and that whether the shares have been paid for is a factual matter which Maples and Calder could not verify at the time that the opinion was issued on July 14, 2014.

Exhibit 5.2. Opinion of Baker & McKenzie Ltd. regarding certain matters of Thailand law

10.	Please remove the assumptions in sections D.5 and D.10, as these assumptions appear to reflect conclusions of law, which are necessary requirements for the opinion counsel is rendering. Alternatively, as it relates to assumption D.5, you may limit this assumption so that it only covers “parties” other than the Company and the Group Companies.

Securities and Exchange Commission

August 20, 2014

In response to the Staff’s comment the Company has filed the revised opinion as Exhibit 5.2 to the Amended Registration Statement.

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If you have any questions regarding the Amended Registration Statement, please contact the undersigned by phone at +65-6434-2980 or via e-mail at rajeev.duggal@skadden.com.

Very truly yours,

/s/ Rajeev P. Duggal Rajeev P. Duggal

cc:	Ganesh Kumar Bangah, Chief Executive Officer, MOL Global, Inc.

Craig White, President, MOL Global, Inc.

Jimmy Lai, Partner, Deloitte

Jonathan B. Stone, Partner, Skadden, Arps, Slate, Meagher & Flom LLP

James C. Lin, Partner, Davis Polk & Wardwell LLP